Exhibit 99.1

SMX (SECURITY MATTERS)

PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

TABLE OF CONTENTS

Page

Interim condensed consolidated statements of financial position	3
Interim condensed consolidated statements of comprehensive loss	4
Interim condensed consolidated statements of changes in shareholders’ equity (deficit)	5-6
Interim condensed consolidated statements of cash flows	7-8
Notes to the unaudited interim condensed consolidated financial statements	9-21

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2025	As of December 31, 2024
	Note	US$ in thousands
Current assets
Cash and cash equivalents		750	2,343
Other current receivables		1,000	1,993
Total current assets		1,750	4,336
Non-current assets
Intangible assets, net		10,451	12,328
Goodwill		26,144	26,144
Property, plant and equipment, net		107	268
Right of use assets		347	348
Investment in associated companies		111	105
Total non-current assets		37,160	39,193

Total assets		38,910	43,529
Current liabilities
Trade payables		10,311	9,432
Other payables		4,140	4,350
Short term loan	3	2,115	1,000
Convertible notes	4	5,084	3,651
Warrants - derivative financial liability		9	1,384
Bridge loans liabilities		532	902
Lease liabilities		62	81
Total current liabilities		22,253	20,800
Non-current liabilities
Lease liabilities		365	337
Total non-current liabilities		365	337

Total liabilities		22,618	21,137
Equity
Issued capital and additional paid in capital	6	110,188	89,976
Foreign currency translation reserve		(3,421)	(1,797)
Transaction with non-controlling interest reserve		258	258
Accumulated losses		(105,664)	(82,026)
Total equity attributable to owners of the parent		1,361	6,411
Non- controlling interest		14,931	15,981
Total equity		16,292	22,392
		38,910	43,529

/s/ Amir Bader	/s/ Haggai Alon	August 29, 2025
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

		For the Six-Month Period Ended
		June 30, 2025	June 30, 2024
	Note	US$ in thousands except share and per share data
General and administrative expenses		18,656	7,248 *
Selling and marketing expenses		1,380	319 *
Research and development expenses, net		1,640	1,689
Amortization		2,075	-
Operating loss		(23,751)	(9,256)

Finance income		9,854	1,602
Finance expenses		10,724	3,232

Loss before income tax		(24,621)	(10,886)
Income tax		-	-
Net loss		(24,621)	(10,886)

Other comprehensive loss		(1,691)	92

Total comprehensive loss		(26,312)	(10,794)

Net loss attributable to:
Equity holders of the Company		(23,638)	(10,693)
Non- controlling interest		(983)	(193)

Loss per share attribute to the shareholders
Basic and diluted loss per share attribute to shareholders (in US dollar)	7	**(209)	**(4)

*

Reclassification ** The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 and 1-for-7 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025 and August 7, 2025, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”) (see also Note 1.E – 1.H)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’

EQUITY (DEFICIT)

(US$ in thousands)

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance as of January 1, 2025	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392
Comprehensive loss
Loss after income tax for the period	-	-	-	(23,638)	(23,638)	(983)	(24,621)
Other comprehensive loss for the period	-	-	(1,624)	-	(1,624)	(67)	(1,691)
Total comprehensive loss for the period	-	-	(1,624)	(23,638)	(25,262)	(1,050)	(26,312)

Conversion of convertible promissory note into ordinary shares	3,204	-	-	-	3,204	-	3,204
Equity issuance to investors	1,734	-	-	-	1,734	-	1,734
Share based compensation	15,274	-	-	-	15,274	-	15,274
Balance as of June 30, 2025	110,188	258	(3,421)	(105,664)	1,361	14,931	16,292

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’

EQUITY (DEFICIT)

(US$ in thousands)

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2024	62,901	-	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Net loss	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)

Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$ in thousands
Cash flows from operating activities:
Net Loss	(24,621)	(10,693)
Share-based compensation	15,274	1,623
Issuance of restricted shares to investors	610	-
Depreciation and amortization	2,274	111
Decrease / (Increase) in other receivables	699	246
Decrease / (Increase) in trade payables	(549)	1,155
Decrease / (Increase) in other payables	(375)	1,238
Revaluation of financial liabilities at fair value	(1,516)	(949)
Financial expenses due to bridge loans principal amounts	23	(53)
Interest on leases	18	32
Interest expenses / (income) and revaluation of convertible notes	2,277	1,871
Interest expenses due to short term loan	1,315	-
Issuance of ordinary shares due to commitment fee	-	460
Issuance of ordinary shares due to underwriter’s fee	-	238
Issuance cost due to inducement	-	185
Issuance of warrants to the placement agent	426	-
Net cash flow used in operating activities	(4,145)	(4,536)

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(166)
Capitalized development cost	-	-
Net cash flow used in investing activities	-	(166)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$ in thousands
Cash flows from financing activities:
Payment of lease liabilities	(41)	(40)
Proceeds from issuance of convertible notes and security	3,426	350
Repayment of bridge loans	(250)	(30)
Proceeds from the issuance of Alpha new Note, warrants and derivative financial liability	-	2,025
Proceeds from (repayment of) Pre-Paid Advance	-	(423)
Proceeds from the issuance of shares and warrants	-	2,698
Exercise of warrants into ordinary shares	-	35
Overdraft	-	21
Repayment of short-term loan	(200)	-
Repayment of convertible notes	(246)	-
Net cash flow from financing activities	2,689	4,636
Increase (decrease) in cash and cash equivalents	(1,456)	(66)
Cash and cash equivalents at beginning of period	2,343	168
Exchange rate differences on cash and cash equivalent	(137)	(102)
Cash and cash equivalents at end of period	750	-

	For the Six Months Ended
	June 30, 2025	June 30, 2024
	US$ in thousands
Appendix A – Non-Cash transactions during the period:

Conversion of financial liability into ordinary shares		597
Conversion of warrants into ordinary shares		-
Conversion of bridge loans and derivative financial liability into ordinary shares and warrants	-	128
Exercise of warrants into ordinary shares	-	458
Conversion of convertible notes into ordinary shares	3,204	2,346
Issuance cost due to inducement Alpha warrants B’s exercise price	-	107
Issuance of warrants to the placement agent – issuance expenses against additional paid in capital	(698)	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or “ SMX” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.	The SPAC transaction:

On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange. The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	As of June 30, 2025, the Company incurred accumulated losses of approx. $106 million and continued to incur operating losses and negative cash flows from operating activities. The Company has not yet generated revenue and is required to obtain additional financing in order to continue to operate. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. During the period, the Company entered into ordinary share offering agreement of up to $6,875 of which $4,219 was received as of June 30, 2025 and $2,656 was received on July 3, 2025. Further the Company entered into convertible security agreement in the amount of $295.5. On August 1, 2025, the Company signed a convertible note to raise up to $13,750 (See note 9.4.) The Company plans to continue the issuance of shares and warrants and secure convertible notes and other funding sources as described in Note 9. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

D.	The Company operates primarily through the following wholly owned subsidiaries and one majority owned, all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned June 30, 2025	Percentage Owned December 31, 2024

Security Matters (SMX) PLC	Ireland	100%	100%
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	70%
True Gold Consortium Pty Ltd.	Australia	52.9%	52.9%
SMX Circular Economy FZCO	UAE	100%	-

In addition, the Company’s has the following investments in associated companies:

Entity	Country of Incorporation	Percentage Owned June 30, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50% *

The proportion of ownership interest is equal to the proportion of voting power held.

E.

On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these June 30, 2025, financial statements are presented post this reverse stock split.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

F.	On January 15, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 under the symbol “SMX,” with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these June 30, 2025, financial statements are presented post this reverse stock split.

G.	On June 16, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.1:1 under the symbol “SMX,” with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. Approved by shareholders and Board of Directors on April 15, 2025, this reverse split consolidated every 4.1 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000001 to $0.000000000000041. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2025, financial statements are presented post this reverse stock split.

H.

On August 7, 2025, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 7:1 under the symbol “SMX,” with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 7.0 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000041 to $0.000000000000287. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2025, financial statements are presented post this reverse stock split. See note 7.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of preparation

The Company’s accompanying interim condensed consolidated financial statements have been prepared in a condensed format in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as of December 31, 2024, of the Company (the “Annual Financial Statements”). There have been no changes in the Company’s significant accounting policies during the six-month period ended June 30, 2025, as compared to the Annual Financial Statements.

B.	Functional currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company.

C.	Application of accounting policies

The Group has applied the same accounting policies and methods of computation in its interim condensed consolidated financial statements as in the Annual Financial Statements. Several amendments to IFRS Standards apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements.

D.	Reverse stock split

The presentation of loss per share amounts and all share, options and warrants amounts has been retrospectively adjusted to give effect to the reverse stock split which occurred after the balance sheet date on August 7, 2025. See also Note 9.5.

E.	New standards, interpretations and amendments not yet effective

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analysing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027, with early adoption applicable whereby the Group has decided not to adopt early. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 3 - SHORT TERM LOAN

On December 28, 2024, the Company entered into a loan agreement with Abri Advisors Ltd. (“Abri”), pursuant to which it borrowed $1,000. Under the agreement, the Company undertook to repay Abri by June 30, 2025, a total amount of $1,400, representing a 28.577% discount to the principal, plus 15% annual interest on the outstanding principal balance. The agreement stipulates that, while the loan remains outstanding, the Company may not issue any additional debt instrument ranking senior or equal to this loan, whether in payment priority or in collateral, without Abri’s prior written consent. In addition, if the Company conducts a capital raise or issues any convertible securities (including ordinary shares, preferred shares, options, or warrants), it must repay 25% of the then-outstanding loan balance within three business days of the closing date (“Capital Raise Repayment”). Such repayment does not reduce or alter the final repayment amount due at maturity, regardless of the payment date.

The agreement includes customary nonpayment provisions. In the event of nonpayment, and if not cured within three business days, the outstanding obligation (including any Capital Raise Repayment) becomes immediately due and payable, multiplied by 150% (“nonpayment Amount”). The nonpayment Amount bears monthly interest at 5% from the nonpayment date until settlement. For accounting purposes, the loan is measured at amortized cost using the effective interest method, with an effective annual interest rate of 155.93% calculated on initial recognition. As of December 31, 2024, the carrying amount of the loan was $1,000.

On May 26, 2025, the Company repaid $200 and in August 1, 2025, additional $150. On June 30, 2025, the Company entered into an event of nonpayment (failure to make the required full payment on that date). The nonpayment was not cured within the contractual period, and under the agreement, the outstanding obligation immediately prior to nonpayment - $1,410 - was multiplied by 1.5, resulting in a revalued liability amount of $2,115. As of the date of issuance of these financial statements, the Company is engaged in negotiations with Abri to settle the outstanding debt.

NOTE 4 – CONVERTIBLE NOTES

A.	On April 11, 2024, the Company issued an unsecured promissory note to Generating Alpha Ltd. in the principal amount of $2,250 (hereinafter: the “Alpha April Note” and “Alpha”, respectively). In connection with the issuance, two additional warrants were granted to Alpha, which were fully exercised during 2024. The note was issued at a 10% discount, bore annual interest at a rate of 12%, and had a contractual maturity of 12 months from the issuance date.

The conversion option allowing it to convert the outstanding principal and accrued interest into ordinary shares at the lower of $14,723 per share or a 15% discount to the 10-day volume-weighted average price (VWAP) preceding the conversion date, subject to customary adjustments.

During 2024, Alpha exercised its embedded conversion option and partially converted the Alpha April Note, whereby approximately $2,300 of the outstanding principal and accrued interest was converted into 16,318 ordinary shares of the Company.

As of December 31, 2024, the remaining balance of the host straight debt component was $72, and the fair value of the embedded conversion option was $48. The fair value of the embedded conversion option was determined using a Monte Carlo simulation model, based on an expected volatility of 39.78% and a risk-free interest rate of 4.37%.

In addition, during the first half of 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 6,656 ordinary shares of the Company, with a fair value at the conversion date of $842.

On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 14,235 ordinary shares to Alpha, with a fair value at the issuance date of $787. As of June 30, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company, and accordingly, no further liability to Alpha remains in respect of this note.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 4 – CONVERTIBLE NOTES (CONT.):

B.	On September 4, 2024, the Company entered into an agreement with PMB Partners, LP (“PMB”) to restructure a secured promissory note with a principal amount of $1,300, originally maturing on May 31, 2024, into two new debt instruments: (i) a convertible promissory note in the amount of $800, convertible into ordinary shares of the Company at a fixed conversion price of $8,588 per share; and (ii) a senior straight debt promissory note (the “Senior Note”) in the amount of $500. Both notes bore annual interest at a rate of 15%, with default interest at a rate of 20% per annum.

On May 13, 2025, the parties executed an amendment, under which the maturity date of both notes was extended to November 30, 2025, the annual interest rate was increased to 18%, and the principal balance of each note was adjusted to include accrued and unpaid interest up to the date of the amendment.

In accordance with IFRS 9, the quantitative and qualitative effects of the amendment were assessed, and it was determined that the modification was non-substantial. Accordingly, the amortized cost of the liabilities was adjusted to reflect the revised contractual cash flows, discounted at the original effective interest rate, with the resulting difference recognized as finance expenses in profit or loss.

The amortized cost including interest of the convertible promissory note in the principal amount of $800 and the promissory note in the principal amount of $500, in aggregate, was $1,433 as of June 30, 2025, and $1,359 as of December 31, 2024.

C.	On July 19, 2024, the Company issued a promissory note to Alpha with principal amount $1,150, at a 35% discount, with a contractual maturity of 12 months from the issuance date (hereinafter: the “Alpha July Note”).

Alpha was granted an embedded conversion option, exercisable at any time, to convert all or part of the outstanding principal and any unpaid interest (including costs, fees, and charges) into ordinary shares of the Company, at the lower of: (i) $ 4,989 per share; or (ii) 80% of the 20-trading-day volume-weighted average price (VWAP) preceding the conversion date, subject to customary adjustments.

For accounting purposes, the Alpha July Note was bifurcated into two components: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

As of December 31, 2024, the carrying amount of the host straight debt component was $520, and the fair value of the embedded conversion option was $527. The fair value of the embedded conversion option was determined using a Monte Carlo simulation model, incorporating an expected volatility of 58.7% and a risk-free interest rate of 4.28%.

During the first half of 2025, Alpha exercised the embedded conversion option in full. As a result, the Company issued 13,287 ordinary shares to Alpha, with a fair value at the conversion date of $1,579.

D.	On August 30, 2024, the Company entered into an agreement with 1800 Diagonal Lending LLC (“1800 Diagonal”) for the issuance of a compound financial instrument in consideration for Net proceeds (after fees and issuance expenses) of $194.5. The instrument comprised: (i) a host straight debt component, and (ii) an embedded conversion option exercisable only upon an event of default.

As of December 31, 2024, the carrying amount of the host straight debt component was $147 and the fair value of the embedded conversion option was $121.

The instrument was fully repaid in cash during the first half of 2025 for an aggregate amount of approximately $246 (comprising the original principal amount of $ 223.7 and interest of $22.4)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 4 – CONVERTIBLE NOTES (CONT.):

E.	On March 28, 2025, the Company entered into an agreement with 1800 Diagonal (“1800 Diagonal March”), pursuant to which it issued a promissory note with a par value of $295.5 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.

The note bears interest at an annual rate of 12% and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company’s shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.

The agreement also includes customary representations, undertakings, and indemnities in favour of 1800 Diagonal March, its subsidiaries, and related entities.

For accounting purposes, the promissory note is a compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost, with an effective interest rate at initial recognition of 107.46%; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

As of March 28, 2025, the carrying amount of the host straight debt component was $204.

The fair value of the embedded conversion option at initial recognition was estimated at $47, as determined by management with the assistance of an independent appraiser using a Monte Carlo simulation, incorporating an expected volatility of 60.37% and a risk-free interest rate of 4.04%. As conversion is permitted only upon an event of default, the appraiser estimated the probability of such an event at 8.962%, and the fair value was calculated accordingly as this percentage of the full conversion value.

As of June 30, 2025, the fair value of the embedded conversion option was estimated at $47, based on an expected volatility of 49.62% and a risk-free interest rate of 4.125%, as determined using the Monte Carlo simulation model. At that date, the amortized cost of the host straight debt component was $246.

F.	On May 9, 2025, the Company entered into an agreement with RBW Capital (“RBW May”), pursuant to which it issued a promissory note with a par value of $6,875, reflecting a 20% discount, in consideration for total cash proceeds of $5,500 (before deduction of issuance expenses) to be received in instalments in accordance with the terms of the agreement. (an amount of $1,375 at the time of signing the agreement; an amount of $1,375 near the time of submitting the draft prospectus (Registration Statement) to the SEC, and additional amounts of $625 and $2,125, no later than the effective date of the Form F-1, up to June 30, 2025 — the first three payments were received).

In addition, the underwriters are entitled to warrants, at a rate of 5% of the number of shares that will actually be issued within each funding round. The warrants are exercisable at a price of $0.368 per share, for a period of 5 years from the date of grant. The contractual maturity date for repayment of the principal is May 9, 2026.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable. The principal is convertible at the Company’s option at any time, at a conversion price equal to the higher of $0.32 per share or the lowest closing price of the Company’s shares during the seven trading days preceding the conversion request. Conversion is subject to an ownership limitation of 4.99%.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 4 – CONVERTIBLE NOTES (CONT.)

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

As of June 30, 2025, three out of the four scheduled instalments had been received, and accordingly, three host straight debt components were recognized, together with three corresponding embedded conversion options.

As of the initial recognition date of each payment, the amortized cost of the first, second, and third payments was $486, $519$, and $38, respectively; on the other hand, the fair value of the conversion components of the first, second, and third payments was $550, $539, and $221, respectively.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation, incorporating expected volatilities of 62.03%, 62.13%, and 47.84%, and risk-free interest rates of 4.05%, 4.15%, and 4.06% for the first, second, and third instalments, respectively.

As of June 30, 2025, the amortized cost of the debt component in respect of the first, second, and third payments is $582, $591, and $39, respectively; on the other hand, the fair value of the conversion option in respect of the first, second, and third payments is $487, $487, and $221, respectively. The fair value of the conversion option as of June 30, 2025, was assessed by the management with the assistance of an external independent appraiser, using a Monte Carlo model, employing a standard deviation of 47.84% and a risk-free interest rate of 4.06%.

NOTE 5 - MATERIAL EVENTS DURING THE PERIOD COMMITMENTS AND CONTINGENT LIABILITIES

1.	On February 21, 2025, the Company filed a “shelf” registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering for sale from time to time, up to $45,000 of any combination of the securities described in the Form F-3, either individually or in units. The Company may also offer ordinary shares or preferred shares upon conversion of debt securities, ordinary shares upon conversion of preferred shares, or ordinary shares, preferred shares or debt securities upon the exercise of warrants or rights.

2.	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates with the name and style of “SMX Circular Economy FZCO”.

3.	On May 2, 2025, the Company’s shareholders approved the subdivision of its ordinary shares into 1 ordinary share of $0.00000000000001 par value (pre June 16, 2025 and August 7, 2025 reverse splits) with the same rights as each current ordinary share, and 470,250,014,886,351 new deferred shares of US$0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

4.	On January 12, 2024, the Company announced that it had entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The purpose of the agreement was to provide supply chain management services to a NATO member state. Following June 30, 2024, R&I Trading issued a notice of termination and initiated arbitration proceedings concerning disputed payment amounts under the contract. The Company considers the termination to be unlawful and has demanded that R&I Trading fulfil its contractual obligations. Furthermore, the Company believes R&I Trading’s claims lack merit and intends to vigorously

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 5 - MATERIAL EVENTS DURING THE PERIOD COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

defend itself should formal proceedings commence. The Company is currently engaged in arbitration with R&I Trading. Both parties submitted their statements of claim on January 6, 2025. R&I Trading is seeking full restitution of the amounts it paid under the agreement. In contrast, the Company alleges that R&I Trading breached the contract and has requested the arbitrator to allocate remedies, particularly in the event that the Company incurs additional expenses from suppliers and employees not yet reflected in its damage estimate. The Company has also raised claims for loss of business opportunities and requested declaratory relief in its favor. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025. On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. To the date of this report, the parties exchanged general affidavits of disclosure and requests for response to questionnaires and for disclosure of documents.

At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

NOTE 6 - SHAREHOLDERS’ EQUITY

A. Share capital:

	Number of shares *
	June 30, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.000000000000287 par value	348,083,623,693,379,791,533,527	379,504	592,761	40,535

Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-

Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

New Deferred shares USD 0.00000000000001 par value	7,999,999,999,999,982,413,677	-	-	-

*	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 and 1-for-7 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025 and August 7, 2025, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”) see also notes 1.E – 1.H.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 6 - SHAREHOLDERS’ EQUITY (CONT.)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.000000000000287 and the Company does not have a limited amount of authorised capital.

New Deferred shares

The new deferred shares of $0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

Preferred shares

Preferred shares of a nominal value of $0.0001 with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares Euro 1 par value

Immediately prior to consummation of the Business Combination pursuant to the BCA and the SID, the Company had issued and paid-up share capital of (i) €25,000 representing 25,000 deferred shares of €1.00 each and (ii) $0.0001 representing one Ordinary Share of $0.0001 each in the capital of the Company, in order to satisfy statutory capitalization requirements for all Irish public limited companies.

B.	Changes in share capital:

1.	During the six-month period ending June 30, 2025, the investor converted all the principal amount of Alpha April Note and Alpha July Note into 20,891 and 13,287 ordinary shares respectively. The derecognition of the debts components and convertible features of these notes caused a net increase in equity of 3,204$. As of June 30, 2025, all outstanding indebtedness between the Company and Alpha has been fully repaid.

2.	During the six-month period ending June 30, 2025, the Company issued RSU to certain investors at a cost of $610. Additionally, as part of the RBW May agreement the Company issued warrants to the underwriters at a cost of $1,124 (see Note 4.F).

C.	Incentive Equity Plan

1.	On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”) to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 83,508 from 239. Thereafter, the Company granted an aggregate of 60,976 restricted stock units and 18,641 stock options, to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

2.	On March 17, 2025, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 88,211 from 83,508. Thereafter, the Company granted 4,704 stock options to certain consultants of the Company.

3.	On June 17, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 609,640 from 88,211. Thereafter, the Company granted an aggregate of 330,715 restricted stock units and 190,714 stock options to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 6 - SHAREHOLDERS’ EQUITY (CONT.)

The share-based payment expenses due to RSU and options granted to employees, directors, advisory board and service providers that were recognized in the six-month period ended June 30, 2025, and June 30, 2024, amounted to $15,274 and $1,693, respectively.

NOTE 7 - LOSS PER SHARE

	Six month period ended
	June 30, 2025	June 30, 2024
Net loss attributable to the owners of the Company	$(23,638)	$(10,693)

Basic and diluted loss per share *	(209)	(4)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousands) *	113	1

*	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 and 1-for-7 reverse share splits became effective on, July 15, 2024, January 15, 2025, June 16, 2025 and August 7, 2025, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). see also notes 1.E – 1.H.

NOTE 8 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	June 30, 2025	June 30, 2024
Short-term salary and fees	290	379
Share based payments	7,797	900
Post-employment retirement benefits	39	39
Non-monetary benefits	17	21
Payments for legal services	-	180
Revaluation of financial liabilities at fair value	-	344
Payments for consultant services	-	566
	8,143	2,429

2. Balance with related parties:		June 30, 2025	December 31, 2024
Key management	Salary and related	(202)	(166)
Directors	Consultant services	(134)	(83)
Joint Ventures	Investment in subsidiary	111	105
Joint Ventures	Other receivables	15	15
		(210)	(129)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 9 - SUBSEQUENT EVENTS

Since the reporting date, the following significant events have occurred:

1.	On July 3, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 665,354 from 609,640. Thereafter, the Company granted an aggregate of 50,714 restricted stock units and 5,000 stock options to certain consultants, employee and advisors to the Company.

2.	On July 3, 2025, the Company issued 79,286 Ordinary Shares to certain consultants and debt providers.

3.	On July 3, 2025, the last scheduled instalment payment an amount of $2,125 relating to the RBW May 7, 2025 agreement was received. During the period after balance sheet day RBW May exercised the embedded conversion option in full. As a result, the Company issued to RBW an aggregate amount of 829,934 ordinary shares.

4.	On August 1, 2025, the Company signed a Securities Purchase Agreement (the “August RBW Agreement”) with Secure Net Capital LLC and Target Capital 16 LLC (the “Selling Stockholders”) to sell a promissory note (the “August RBW Note”) for up to $11.0 million in gross proceeds, pending certain conditions.

The August RBW Purchase Price shall be paid as follows: $3,000 at the First Closing (August 4, 2025), $3,000 at the Second Closing before the First Form F-1, $2,500 at the Third Closing upon the Third Closing Triggering Event, and $2,500 at the Fourth Closing before the Second Form F-1.

The Company will register Ordinary Shares for resale from the August RBW Note at the First Closing and Second Closing and file a Registration Statement (First Form F-1) within ten (10) business days post-First Closing. The “Third Closing Triggering Event” occurs when the Stockholders convert all amounts owed under the Note and file a second registration statement for the Third and Fourth Closings.

If the Selling Stockholders do not fully convert their Notes from the First and Second Closings, they are not required to fund the Third and Fourth Closings.

The Company intends to use the net proceeds (after fees and issuance expenses) for working capital, corporate purposes, and to reduce existing liabilities.

RBW acted as the placement agent, while Aegis Capital Corp served as the exclusive advisor. The aggregate principal amount of the Notes is up to $13,750, with a 20% original issue discount, maturing on August 1, 2026.

Stockholders can convert outstanding amounts into Ordinary Shares at a conversion price of the greater of $0.332 or 85% of the lowest volume-weighted average price during the preceding seven (7) trading days. Conversions are capped to ensure each Stockholder owns less than 4.99% of Ordinary Shares.

The Company cannot sell equity during the Note’s term without Selling Stockholders’ consent, subject to exceptions.

Standard Events of Default apply, allowing acceleration of the Note’s principal. If an Event of Default occurs, the principal amount increases by 20%, and interest accrues at 20% per annum.

On July 30, 2025, the Company engaged RBW as the placement agent, agreeing to pay an 8.0% cash fee on gross proceeds plus expenses. RBW is also entitled to fees for financing activities involving introduced investors within 12 months of post-Engagement Letter expiration.

During the month of August 2025, RBW funded the Company with the First and Second Closings, total of $6,000 (before fees and issuance expenses).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands except share and per share data)

NOTE 9 - SUBSEQUENT EVENTS (CONT.)

5.	On August 7, 2025, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 7:1 under the symbol “SMX,” with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 7.0 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000041 to $0.000000000000287 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these June 30, 2025, financial statements are presented post this reverse stock split.

6.	On August 26, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 7,795,354 from 665,354. Thereafter, the Company granted an aggregate of 5,630,000 restricted stock units and 1,500,000 stock options to its executive officers and directors, and certain consultants, employee and advisors to the Company.

7.	On August 26, 2025, the Company issued 500,000 Ordinary Shares to debt providers and 100,000 stock options to a certain consultant (not part of the 2022 Incentive Equity Plan).

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